Filed by CMGI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CMGI, Inc.

Commission File No.: 000-23262

This filing relates to the proposed transactions between CMGI, Inc. (“CMGI”) and Modus Media, Inc. (“Modus Media”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 23, 2004 (the “Merger Agreement”), by and among CMGI, Westwood Acquisition Corp. and Modus Media. The Merger Agreement was filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by CMGI on March 24, 2004.

July 12, 2004

To:	SalesLink Employees and CMGI Employees

From:	George McMillan

On March 24, CMGI announced that it had entered into an agreement to acquire Modus Media, Inc. Today I am pleased to provide you with a status update on the acquisition. Over the last three months there has been a tremendous amount of work done to complete this transaction and to begin the integration of Modus and the supply chain management business of SalesLink to form a world-class supply chain management service organization.

The legal and finance teams from CMGI and Modus have been working very closely to close this transaction as soon as possible. Over the past few months some of the key milestones that have been met include obtaining clearance from antitrust regulatory authorities and from the SEC in relation to CMGI’s Form S-4 registration statement. As a result, the transaction is expected to close on August 2, 2004 pending approval by the Modus shareholders at Modus shareholders meeting. Please join us in thanking the legal and finance teams for their hard work over the past several months.

To prepare for the integration of the two supply chain management businesses, a cross functional group of individuals from IT, Sales and Marketing, the Americas, Europe, and Asia Regions, Finance, Legal, HR and Sourcing and Procurement, from both organizations have been developing an integration plan which we expect will result in the formation of a world-class supply chain services organization.

Today, we are pleased to announce the Senior Management Team of the new organization. I, in addition to my role of President and Chief Executive Officer of CMGI, will be the President and Chief Executive Officer of the combined Modus and SalesLink global supply chain business. Reporting to me will be:

The Regional Presidents, Dan Beck, President of the Americas operations, Dolph Westerbos, President of EMEA operations and Ken Southerland, President of Asia operations. The Regional Presidents will be responsible for operational excellence for our clients and the profitability of these geographic areas. The existing lines of reporting within the regions will remain substantially the same as currently defined.

Pat Ring will be Senior Vice President of Sales and Marketing. Reporting to Pat will be Eric Kaufman, VP Sales Americas, Arno Millenaar, VP Sales Europe, Allen Fukada, VP Sales Asia, Deb Keeman, VP Marketing, Modus’ Global Account Team and Quin Rodriquez, VP of Customer Care and Strategic Accounts. The sales and marketing organization is responsible for the development of global account strategies for new and existing clients, account management, service development and marketing communication strategies, and most of all, winning new business for the combined company.

Jerry Kelly and Dennis Hughes will be Co-Chief Information Officers. Jerry will be responsible for Applications and Dennis will be responsible for Infrastructure. Jerry and Dennis will work together to migrate the new organization onto a common global system.

To focus on offering our clients a competitive sourcing and procurement solution we are creating a new entity called Global Supply Base Management (GSBM), which will be headed up by Skip Boothby as President of GSBM. The GSBM organization will be responsible for developing business processes and staff to identify global commodities, create competitive sourcing and procurement solutions, maximize savings, develop business plans to expand footprint into a global sourcing opportunities. There will be more to announce about this new group in the upcoming weeks.

The support organizations include Finance headed up by Tom Oberdorf, Chief Financial Officer, Sue Lincoln, Senior Vice President of Human Resources and Peter Gray, Executive Vice President and General Counsel.

I am looking forward to completing the transaction over the next few weeks and am confident that the Senior Management Team and business strategy will position the new organization to become an industry leader in the supply chain segment and to deliver first class service to our clients and their customers.

Forward-looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, for example, the expected benefits of the Modus acquisition and the anticipated integration of the supply chain management businesses. These statements are based on CMGI’s and Modus Media’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include (1) the possibility that financial forecasts of either party may not be achieved; (2) the possibility that the parties may be unable to satisfy all conditions to the merger; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the acquisition may involve unexpected costs; (5) the combined entities may be unable to achieve expected synergies or make expected future investments in the combined businesses; (6) the businesses may suffer as a result of uncertainty surrounding the acquisition; (7) management of the combined entity may face strain on managerial and operational resources as they try to oversee larger operations; and (8) other risks that are described in Securities and Exchange Commission (SEC) reports filed by CMGI. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by CMGI and Modus Media. CMGI and Modus Media assume no obligation and expressly disclaim any duty to update information contained in this communication except as required by law.

Additional Information About the Merger and Where to Find It

CMGI, Inc. has filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other relevant materials in connection with the proposed merger of a subsidiary of CMGI and Modus Media, Inc. The proxy statement/prospectus has been mailed by Modus to its stockholders along with related proxy materials for voting to approve the merger. Modus stockholders are urged to read the proxy statement/prospectus and the other relevant materials because they contain important information about CMGI, Modus and the merger. The proxy statement/prospectus and other relevant materials, and any other documents filed by CMGI with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by CMGI by directing a request to: CMGI, Inc., Attn: Investor Relations, 425 Medford Street, Charlestown, MA 02129. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.